SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934

(Amendment No. 5)*
Decorator Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $0.20 Per Share

(Title of Class of Securities)

243631 20 7

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
110 East 42nd Street, Suite 1100
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 16 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 243631 20 7	Page 2 of 16 Pages

1.	Names of Reporting Persons. Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 902,620

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 902,620

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
902,620

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
30.3%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 3 of 16 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 531,337

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 531,337

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
531,337

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
17.8%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 4 of 16 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 5,017

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 5,017

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,017

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 243631 20 7	Page 5 of 16 Pages

1.	Names of Reporting Persons. Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 526,320

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 526,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
526,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
17.7%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 243631 20 7	Page 6 of 16 Pages

1.	Names of Reporting Persons. Suzanne Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 4,765

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 4,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 243631 20 7	Page 7 of 16 Pages

1.	Names of Reporting Persons. Suzanne and Robert Robotti Foundation, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 4,765

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 4,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D
CUSIP No. 243631 20 7	Page 8 of 16 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 371,283

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 371,283

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
371,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
12.5%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 9 of 16 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 366,518

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 366,518

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
366,518

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
12.3%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 243631 20 7	Page 10 of 16 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 258,133

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 258,133

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
258,133

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
8.7%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 243631 20 7	Page 11 of 16 Pages

1.	Names of Reporting Persons. Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 108,385

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 108,385

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
108,385

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
3.6%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 243631 20 7	Page 12 of 16 Pages

                 This Statement on Schedule 13D Amendment No. 5 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement on Schedule 13D relating to shares of Common Stock, par value $0.20 per share (the "Common Stock"), of Decorator Industries, Inc. (the "Issuer") filed on March 24, 2006 with the Commission as amended by Amendment No. 1, No. 2, No.3 and No. 4 thereto, filed with the Commission on March 23, 2007, October 19, 2007, January 8, 2008 and January 15, 2008, respectively (as so amended, the "Amended Statement"), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

                       (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Suzanne and Robert Robotti Foundation, Incorporated ("Robotti Foundation"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Robotti Foundation, Wasiak, RMC, and RIC the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen and the wife of Mr. Robotti. Robotti Foundation, a Delaware corporation, is a charitable foundation.

               Mr. Wasiak is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own account.

                 The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC, and RI is 110 East 42nd Street, Suite 1100, New York, NY 10017.  RMC's, RIC's and RI's address is 104 Gloucester Road, Massapequa, New York, 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, Robotti Advisors and Robotti Foundation is included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 243631 20 7			Page 13 of 16 Pages

Item 3.			Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

                      The aggregate purchase price of the 5,017 shares of the Common Stock held by Robotti & Company is $28,750.73 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti & Company were paid for using the personal funds of its discretionary customers.

                      The aggregate purchase price of the 526,320 shares of the Common Stock held by Robotti Advisors is $2,665,193.84 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti Advisors were paid for using the personal funds of its clients.

                      The aggregate purchase price of the 4,765 shares of the Common Stock held by Robotti Foundation is $9,578.93 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti Foundation were paid for using its working capital.

                      The aggregate purchase price of the 258,133 shares of the Common Stock held by RIC is $1,579,049.27 (including brokerage fees and expenses).  All of the shares of Common Stock held by RIC were paid for using its working capital.

                      The aggregate purchase price of the 108,385 shares of the Common Stock held by RI is $492,538.63 (including brokerage fees and expenses).  All of the shares of Common Stock held by RI were paid for using its working capital.

Item 5.			Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of April 14, 2009, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)(6)	902,620	0	902,620	30.30%
ROBT (1)(2)(3)	531,337	0	531,337	17.83%
Robotti & Company (1)(2)	5,017	0	5,017	**
Robotti Advisors (1)(3)	526,320	0	526,320	17.67%
Suzanne Robotti (1)(4)	4,765	0	4,765	**
Robotti Foundation(1)(4)	4,765	0	4,765	**
Wasiak (1)(4)(5)(6)	371,283	0	371,283	12.46%
RMC (1)(5)(6)	366,518	0	366,518	12.30%
RIC (1)(5)	258,133	0	258,133	8.66%
RI (1)(6)	108,385	0	108,385	3.64%

SCHEDULE 13D
CUSIP No. 243631 20 7			Page 13 of 16 Pages

                     *Based on 2,979,207 shares of Common Stock, Par Value $0.20 per share, outstanding as of March 31, 2009 as disclosed in the Issuer's Annual Report on Form 10-K, for the fiscal year ended January 3, 2009.
                     ** Less than one percent.

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.
              (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 5,017 shares of Common Stock owned by the discretionary customers of Robotti & Company.
              (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 526,320 shares of Common Stock owned by the advisory clients of Robotti Advisors.
              (4) Each of Messrs. Robotti, Wasiak and Suzanne Robotti share with Robotti Foundation the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 4,765 shares of Common Stock owned by Robotti Foundation.
              (5) Each of Messrs. Robotti, Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 258,133 shares of Common Stock owned by RIC.
              (6) Each of Messrs. Robotti, Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 108,385 shares of Common Stock owned by RI.

(c) The table below lists all the transactions in the Issuer's shares of Common Stock within the past sixty days. All such transactions were made by Robotti Advisors in the open market.

Transactions in Shares Within the Past Sixty Days*

Party	Date of Purchase or Sale	Number of Shares of the Common Stock	Buy or Sell	Price Per Share

Robotti Advisors' Advisory Client	03/09/2009	(1950)	SELL	$0.58

* In addition to the transactions listed above, during the period one or more accounts, which held a total of 3,269 shares of Common Stock, ceased being an advisory client of Robotti Advisors.

(d)

Robotti & Company's discretionary customers and Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, shares of Common Stock owned by them.  Except as set forth in the immediately preceding sentences, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)			Not Applicable.

SCHEDULE 13D
CUSIP No. 243631 20 7			Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	April 16, 2009

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Suzanne and Robert Robotti Foundation, Incorporated

	/s/ Suzanne Robotti	By:	/s/ Robert E. Robotti

	Suzanne Robotti		Name: Robert E. Robotti
Title: Director

/s/ Kenneth R. Wasiak

Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member

Its General Partner

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 243631 10 7	Page 16 of 16 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	110 East 42nd Street, Suite 1100, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	110 East 42nd Street, Suite 1100, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

Suzanne and Robert Robotti Foundation, Incorporated

Name:	Robert E. Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	110 East 42nd Street, Suite 1100, New York, New York 10017

Name:	Suzanne Robotti
(Director)
Business Address:	110 East 42nd Street, Suite 1100, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022